March 17, 2009
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mark Kronforst
          Accounting Branch Chief

Re:	AMICAS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 filed March 17, 2008 Definitive Proxy Statement on Schedule 14A filed April 29, 2008 Form 8-K filed February 26, 2009 File No. 000-25311
Ladies and Gentlemen
     AMICAS, Inc. (the “Company,” “we,” “us” or “our”) is in receipt of your letter dated March 3, 2009, which provided your comments relating to our financial statements and related disclosures. We respectfully submit this letter in response to your comments. The comments and responses set forth below are keyed to the numbering of the comments and headings used in your letter. Based upon our responses below, we do not believe it is necessary to amend any of our previous filings with the Securities and Exchange Commission.
     We hereby advise you as follows:
Form 10-K for Fiscal Year Ended December 31, 2007
Item 8. Financials Statements and Supplementary Data
C. Summary of Significant Accounting Policies
Revenue Recognition, page F-8
1.	Your response to prior comment number 10 indicates that when there is a history of successfully collecting payments from your customer without making post-contract concessions, you recognize revenue upon delivery. In instances where you do not have an established payment history, and/or if payment terms are in excess of twelve months, you recognize revenue as payments become due and payable. Please clarify for us whether you offer arrangements with payment terms that are less than twelve months but that exceed your standard business practices and whether you have a history of successful collections without concessions for such arrangements. If so, given that your disclosure on page 31 appears to imply you began offering extended payment terms in fiscal 2007, please explain to us how you have an established history of successful collections for such arrangements. See TPA 5100.57.
     Company’s Response:
     We do offer payment terms that are less than twelve months but that exceed our standard business practices; in these instances where the payment terms exceed our standard business practices. We have an established history of collections without concessions for such arrangements. As a result we recognize revenue upon delivery.
     With respect to the disclosure on page 31, we did begin to offer extended payment terms in excess of twelve months in fiscal 2007, and we have not established a history of successful collections without concessions for such arrangements. As a result, in these cases we recognize revenue as payments become due and payable.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 11.
2.	Please refer to prior comment number 15, which we reissue. In your response, you state that none of your vice presidents was “an officer in charge of principal business unit, division or function, with significant policy making function.” You then determined on that basis that none of these individuals was an executive officer within the definition provided by Exchange Act Rule 3b-7. Please note that the rule does not require that a vice president of a business unit, division or function also have policy making functions. That is, a vice president in charge of a principal unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. Similarly, any other officer or other person who performs a policy making function would likewise be considered an executive officer under this rule, whether or not they carry the title of vice president. In your response, please identify the three most highly compensated officers, other than the principal executive and financial officers, who were serving as officers as of December 31, 2007 and provide us with your analysis regarding whether each person so identified is an executive officer within the meaning of Rule 3b-7 of the Exchange Act.
     Company’s Response:
     The three most highly compensated officers ordered by total compensation, who were serving as officers as of December 31, 2007, were as follows:
1)	John Esposito, Vice President – Sales

2)	Kurt Hammond, Vice President – Sales

3)	Kang Wang, Sr. Vice President – Research and Development

     We understand Rule 3b-7 to define “executive officer” as any person who has day-to-day operational control of a principal business unit, division, or function, or who performs a policy-making function. Within our management structure, the officers listed above have neither operational control nor perform a policy-making function. For example, the listed officers did not have the authority to enter into significant contracts, to make significant staffing or hiring decisions, to make significant capital expenditures, or to change strategic direction without the approval of either our Chief Executive Officer or our Chief Financial Officer. Consequently, after careful review of the three additional most highly compensated officers in our organization as of December 31, 2007, and taking into account their roles, responsibilities and policy-making authority during that fiscal year, we have concluded that these three individuals listed do not constitute an “executive officer” for purposes of the Rule.
     Please note that the Company has recently appointed two additional officers who will qualify as executive officers for purposes of Rule 3b-7 and Section 16 of the Exchange Act: Frank Stearns, Jr., the Company’s Senior Vice President of Client Solutions, who joined the Company on February 11, 2009, and Craig Newfield, the Company’s Vice President and General Counsel, who joined the Company on March 9, 2009.
3.	We note your response to prior comment number 16 and advise you that CD&A specifically calls for discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables. Refer to Item 402(a)(2) of Regulation S-K. That item also specifically contemplates that disclosure about the principal financial officer will be required even if he or she was no longer serving in that capacity at the end of the last completed fiscal year. Discussion in the narrative disclosure to the summary compensation table pursuant to Item 402(e) of Regulation S-K does not satisfy this requirement. Please confirm your understanding and provide us with a representation that you will include such disclosure in future filings as applicable.
     Company’s Response:
     The Company confirms its understanding of the requirements regarding the CD&A as noted in Comment 3, and it represents that it will include the required disclosure in its future filings, as applicable.
4.	In your response to prior comment number 17, you state that individual performance is “linked entirely” to corporate performance goals, and that company success “is a direct reflection of whether an individual has also achieved his individual performance goals.” It remains unclear to us from your response whether the named executive officers have separate performance goals whose achievements were rewarded by you. For instance, it is unclear whether an executive officer may be awarded for achieving individual performance goals regardless of whether corporate performance targets are met. If no goals other than corporate performance goals are used in determining bonus awards, consider whether it is appropriate to refer at all to individual performance goals in this context. Please provide us with an unambiguous response regarding whether bonus compensation is based in part on individual performance targets.
     Company’s Response:
     Bonus compensation for the Company’s named executive officers is not based in part on individual performance targets. The Company will make this point clear in its disclosure in future filings.
Form 8-K Filed February 26, 2009
5.	We note that you recorded a goodwill impairment charge of $27.3 million in your fourth fiscal quarter due to a sustained decline in the market value of the company’s equity. We note that your response to prior comment number 24 indicates you believed there was a strong possibility that future impairment would not be realized because the reduction in your share price and market capitalization from September 30, 2008 to the time you filed your Form 10-Q for your third fiscal quarter was temporary. Please provide us with a detailed discussion of the changes in circumstances or events that occurred between the third and fourth quarters that led to management’s revised conclusion. Your response should include a discussion of the nature and timing of the triggering event(s) that led to the conclusion an interim impairment test was required.
     Company’s Response:
     The Company performed its annual goodwill impairment test at September 30, 2008 and determined that the fair value of equity exceeded the carrying value of equity, and therefore goodwill was not impaired. To perform this test, the Company utilized a market approach to compare the fair value of equity to the carrying value of equity. In applying the market approach, the Company selected the closing price of the Company’s common stock at September 30, 2008, which was $2.43, to compute the market value of equity. In addition, the Company also considered the 30 trading day moving average stock price for the third quarter, which was $2.63, and the 30 day average in September 2008, which was $2.55. The 30 trading day moving average was calculated from August 18 through September 30, 2008. The use of any of these stock prices would have resulted in the fair value of equity exceeding the carrying value of equity in a range between 4.5% and 13.1%, using share prices of $2.43 and $2.63, respectively.
     Subsequent to September 30, 2008, certain triggering events occurred that required the Company to perform an interim goodwill impairment test at December 31, 2008. These triggering events primarily included (i) the duration of the decline of our stock price at a market value below the carrying value of equity from September 30, 2008 through December 31, 2008, and (ii) the continued deterioration of the credit markets and the economy in the fourth quarter which negatively impacted our customers’ access to capital to purchase our products and services.

     Additionally, as of the date of the third quarter Form 10-Q filed on November 7, 2008, the Company concluded that the decline in stock price and market capitalization below the carrying value was a temporary decline and more reflective of the general decline in the overall stock market rather than a reflection on the longer-term prospects of the Company. This conclusion was based on the Company’s operating performance through the third quarter, specifically that the Company had experienced the best third quarter bookings in several years, combined with $3.1 million in positive cash flows from operations for the nine months ended September 30, 2008. As of November 7, 2008, there had been three weeks of significant decline in our stock price and management anticipated recovery of our stock price and resultant market capitalization. Management did not believe that the decline in the stock price had a significant adverse impact on estimated future operating results or cash flows as of the filing date of the third quarter Form 10-Q. As a result, the Company did not disclose a sensitivity analysis to show the impact that changes in assumptions would have on the outcome of our goodwill impairment test in our third quarter Form 10-Q filed on November 7, 2008.
     Subsequent to the filing of our Form 10-Q, the credit markets and the overall economy continued to deteriorate. The Company’s average stock price for the fourth quarter was $1.70 and the average stock price for December 2008 was $1.64. Despite increased bookings again in the fourth quarter of 2008, the Company’s revenues in the fourth quarter were below expectations primarily a result of our customers’ inability to access capital, which resulted in the Company offering extended payment terms. Operating cash flows for fiscal year 2008 were positive $4.4 million, however, they were $2.5 million less than the year ended December 31, 2007. As a result of the continued deterioration in economic conditions, the sustained reduction in our market capitalization, combined with increased risk related to the timing and realization of projected cash flows, management determined that recovery in the near term was unlikely and an interim impairment test was therefore performed at December 31, 2008.
6.	Please tell us the significant assumptions and methodologies you used in your annual and interim goodwill impairment tests at September 30, 2008 and December 31, 2008, respectively. In addition, tell us what consideration you gave to providing in your Form 10-Q and upcoming Form 10-K a sensitivity analysis to show the impact that changes in assumptions may have on the outcome of your goodwill impairment test. See Section V. of SEC Release 33-8350.
     Company’s Response:
     We assess the impairment of goodwill and intangible assets with indefinite lives on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We would record an impairment charge if such an assessment indicated that, more likely than not, the fair value of the assets was less than the carrying value. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets. Factors that could indicate that impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in our stock price for a sustained period of time.
     The first step (defined as “Step 1”) of the goodwill impairment test, used to identify potential impairment, compares the fair value of the equity with its carrying amount, including goodwill. If the fair value of the equity exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The Company performed a Step 1 test at its annual testing date of September 30, 2008 and determined that the fair value of equity exceeded the carrying value of equity, therefore goodwill was not impaired. The Company has one reporting unit, so the market value of equity was based on the closing share price of $2.43 at September 30, 2008 and the total shares outstanding of 35.4 million. As mentioned in Response #5 above, the average stock prices for the third quarter and the month of September 2008 also resulted in a fair value of equity that exceeded the book value at September 30, 2008.
     Subsequent to September 30, 2008, there were certain triggering events that required the Company to perform an interim Step 1 test at December 31, 2008. These triggering events primarily include the sustained reduction of our market capitalization from September 30, 2008 through December 31, 2008, the continued deterioration of the credit markets and the economy in the fourth quarter, combined with increased risk related to the timing and realization of projected cash flows.
     At December 31, 2008, the Company completed an interim Step 1 test utilizing the market approach. The market approach considered the Company’s stock price to calculate the market capitalization of equity to compare to the carrying value of equity. The Company selected the 30 trading day historical moving average of $1.59 from November 18 through December 31, 2008 and shares outstanding of 35.4 million to calculate the fair value of equity. The use of the 30 trading day historical moving average was considered to be an appropriate reaction to the level of market volatility in the fourth quarter of 2008. Using the market approach, the carrying value of invested capital exceeded the market value by approximately 47%. The interim Step 1 test resulted in the determination that the carrying value of equity exceeded the fair value of equity, thus requiring the Company to measure the amount of any goodwill impairment by performing the second step of the impairment test.
     An income approach was used to corroborate the interim Step 1 test at December 31, 2008. The discounted cash flow method was used to measure the fair value of our equity under the income approach. Determining the fair value using a discounted cash flow method required the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company’s judgments were based upon historical experience, current market trends, pipeline for future sales, and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated projections for a defined time period for sales and operating profits, including capital expenditures, changes in net working capital, and adjustments for non-cash items to arrive at the free cash flow available to invested capital. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. The income approach supported the interim Step 1 test that resulted in the determination that the carrying value of equity exceeded the fair value of equity. The discounted cash flow analysis was based on a four year cash flow projection with a terminal value that was based on projected cash flows in year five.
     The discounted cash flow analysis resulted in a calculated fair value of equity of approximately $57.5 million in comparison to the equity value of approximately $56.4 million calculated using the market approach. The second step (defined as “Step 2”) of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The guidance in SFAS 142 paragraph 21 was used to estimate the implied fair value of goodwill. This guidance provides as follows: “If the carrying amount of the Company’s goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.”
     The implied fair value of goodwill was determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied amount of goodwill. The Company identified several intangible assets that were valued during this process, including technology, customer relationships, trade names, non-compete agreements, and the Company’s workforce. We selected an income approach to value the technology and tradenames, specifically the relief from royalty method. The non-compete agreements were valued using a discounted cash flow method that compared the discounted cash flows with the agreements in place to the discounted cash flows with the agreements not in place to determine the loss of cash flows due to competition. The customer relationships were valued using the multi-period excess earnings method under the income approach, which estimates the fair value of the asset by discounting the future projected earnings of the asset to present value as of the valuation date. The Company’s workforce was valued using the avoided cost method, which calculates the costs avoided by the reporting unit to hire and re-train the assembled workforce. Each intangible asset was valued using a risk adjusted discount rate, which was equal to the Company’s weighted average cost of capital at December 31, 2008.
     In addition to the valuation of the above intangible assets, the Company also calculated the fair value of its deferred revenue at December 31, 2008. The fair value of deferred revenue was determined by calculating the total cost of fulfilling the obligations and adding a normal profit margin. The fair value of deferred revenue was less than its carrying value by approximately $3.4 million. The allocation process was performed only for purposes of testing goodwill for impairment. The Step 2 test resulted in the impairment of goodwill in an amount equal to its carrying value of $27.3 million.

     In addition, the Company performed a sensitivity analysis on certain key assumptions in the Step 2 test including the discount rate, customer retention rates and royalty rates. The net book value of the Company’s tangible net assets was approximately 91 percent of the fair value of equity. The Company’s tangible net assets were adjusted to reflect the fair value of deferred revenue. In addition, the total tangible and intangible net assets, excluding the assembled workforce, were $68.7 million, or 122 percent of the fair value of equity. As a result, the assumptions included in the valuation of intangible assets would need to change significantly to avoid goodwill impairment.
     The Company has expanded its disclosure in the Form 10-K for December 31, 2008 to include a sensitivity analysis to show the impact that changes in assumptions may have on the outcome of our goodwill impairment test. In future filings we will also provide more detailed information about our assumptions included in our annual or interim impairment tests and their sensitivity to change.
     In submitting this letter we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 779-7878 or by telecopier at (617) 779-7879. Thank you for your assistance.

Respectfully submitted, AMICAS, Inc.
By	/s/ Kevin C. Burns
Kevin C. Burns
Senior Vice President and Chief Financial Officer

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